UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                              FIRST AMENDED
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             VICTOR INDUSTRIES, INC.
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                                (NAME OF ISSUER)

                       COMMON STOCK         $.05 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)

                                   925903 10 6
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                                 (CUSIP NUMBER)

                                  PENNY SPERRY
                                4810 WORNATH ROAD
                               MISSOULA, MT 59804
                                 (406) 251-8501

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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                FEBRUARY 14, 2002
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [_]

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE SET REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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  CUSIP  NO.  925903106          SCHEDULE  13D              PAGE  2  OF  5 PAGES
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-
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 1    NAME  OF  REPORTING  PERSON
      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

      ABOVE  PERSON
      S/S  ###-##-####
-
--------------------------------------------
 2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                         (A)  [_]
      N/A                                                (B)  [_]
-
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 3    SEC  USE  ONLY

-
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 4    SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)

      PF,  OO
-
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 5    CHECK  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D)  OR  2(E)

      N/A
-
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 6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

      UNITED  STATES
-
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 7    SOLE  VOTING  POWER

      13,597,780  SHARES

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 8    SHARED  VOTING  POWER


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9     SOLE  DISPOSITIVE  POWER

13,597,780  SHARES

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 10   SHARED  DISPOSITIVE  POWER


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 11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

      13,597,780  SHARES
-
--------------------------------------------
12     CHECK  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES  CERTAIN
SHARES  (SEE  INSTRUCTIONS)

-
--------------------------------------------
 13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW

        19.17%
-
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 14   TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)

      IN
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ITEM  1:  SECURITY  AND  ISSUER:

          THE SECURITIES TO WHICH THIS STATEMENT RELATES ARE SHARES OF THE CLASS A COMMON STOCK, $.05 PAR VALUE (THE "COMMON STOCK"), OF VICTOR INDUSTRIES, INC.
PRINCIPAL EXECUTIVE OFFICES OF THE CORPORATION ARE LOCATED AT 4810 WORNATH ROAD, MISSOULA, MT 59804.

ITEM  2(A)  NAME:

      PENNY  SPERRY

ITEM  2(B)  ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE:

      4810  WORNATH  ROAD
      MISSOULA,  MT  59804

ITEM  2(C)  OCCUPATION:

      CEO  &  TREASURER

ITEM  2(D)  CRIMINAL  PROCEEDINGS:

      N/A

ITEM  2(E)  CIVIL  PROCEEDINGS:

ON MARCH 6, 2002, A JUDGMENT OF PERMANENT INJUNCTION AND OTHER RELIEF WAS ENTERED AGAINST MS. SPERRY BY THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF MONTANA IN AN ACTION ENTITLED SECURITIES AND EXCHANGE COMMISSION V. VICTOR INDUSTRIES, INC., ET AL., CIVIL ACTION NO. CV02-37-M-DWM. THE JUDGMENT, WHICH WAS ENTERED PURSUANT TO RESPONDENTS' CONSENT, PERMANENTLY ENJOINS SPERRY FROM VIOLATIONS OF 5(A) AND 5(C) OF THE SECURITIES ACT OF 1933, AND BARRING HER FROM PARTICIPATING IN ANY OFFERING OF A PENNY STOCK, INCLUDING: (A) ACTING AS A PROMOTER, FINDER, CONSULTANT, OR OTHER PERSON WHO ENGAGES IN ACTIVITIES WITH A BROKER, DEALER OR ISSUER FOR PURPOSES OF THE ISSUANCE OR TRADING IN ANY PENNY STOCK; OR (B) INDUCING OR ATTEMPTING TO INDUCE THE PURCHASE OR SALE OF ANY PENNY STOCK.


ITEM  2(F)  CITIZENSHIP:

      UNITED  STATES

ITEM  3    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

      13,597,780 OF THE ISSUER'S SHARES WERE ISSUED AS COMPENSATION AND AS FOUNDER'S SHARES

ITEM  4    PURPOSE  OF  TRANSACTION

      SEE ITEM 3. THIS PARTY HAS NO PLANS OR PROPOSALS WHICH RELATES TO OR WOULD RESULT IN ANY ACTION SPECIFIED IN CLAUSES (A) THROUGH (H) OF ITEM 4 OF SCHEDULE 13D.

ITEM  5   INTEREST  IN  SECURITIES  OF  THE  ISSUER:

      (A)  OWNERSHIP  OF  19.17%  OF  CLASS  A  COMMON STOCK OF THE COMPANY.

      (B)  NUMBER  OF  SHARES  AS  TO  WHICH  SUCH  PERSON  HAS:

         I)   SOLE  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE  -
              13,597,780  SHARES

         II)  SHARED  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE
               NONE

         III) SOLE  POWER  TO  DISPOSE  OR  TO  DIRECT  THE DISPOSITION OF
               13,597,780

         IV)  SHARED  POWER  TO  DISPOSE  OR  TO DIRECT THE DISPOSITION OF
               NONE

ITEM 6 CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      N/A

ITEM  7   MATERIAL  TO  BE  FILED  AS  EXHIBITS

      N/A


AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND
CORRECT.


DATE:          APRIL  1,  2002



SIGNATURE:   /S/  PENNY  SPERRY
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NAME/TITLE:  PENNY  SPERRY,  CEO  &  TREASURER
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